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                                                                      EXHIBIT 21



                              [CELTRIX LETTERHEAD]



NEWS RELEASE


                              CONTACT:      David M. Rosen, Ph.D.
                                            Senior Vice President
                                            Research and Development
                                            (408) 988-2500


               CELTRIX'S SOMATOKINE(R) DEMONSTRATES EFFECTIVENESS
                         IN PREVENTING MUSCULAR ATROPHY

        SAN FRANCISCO, CA -- April 20, 1998 -- Research data being presented today at The Society for Experimental Biology conference in San Francisco demonstrate important new findings about SomatoKine(R), the novel IGF-BP3 therapeutic agent developed by Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX). SomatoKine has been shown to effectively prevent the loss of both muscle weight and muscle protein (the major component of muscle tissue) in a laboratory model of muscular atrophy. The new findings provide further evidence supporting the use of SomatoKine to treat protein wasting diseases.

        Academic researchers, working in collaboration with Celtrix, found that SomatoKine-treated laboratory animals experienced 24 percent less muscle weight loss and 37 percent less muscle protein loss compared to untreated animals. The study was conducted by scientists affiliated with the Massachusetts College of Pharmacy and the North Shore University Hospital, NYU Medical Center, under the leadership of Martin Zdanowicz, Ph.D., assistant professor of pharmacology, Massachusetts College of Pharmacy.

        "Muscle weight and muscle protein losses, which occur when patients are immobilized for extended periods of time, are serious medical problems," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "In a number of chronic diseases, such as cancer and AIDS, these wasting conditions contribute to physical weakness and interfere with tissue and organ repair. They also are a factor in acute traumatic injuries. With severe burns, for example, patients often exhibit weight loss of up to 30 percent, a significant portion of which is muscle loss. This can impact their ability to heal and increase their risk of mortality."

        "Celtrix's plan is to establish corporate partnership(s) to address major opportunities such as protein wasting due to cancer, AIDS and other chronic, debilitating conditions," Dr. Sommer said.

        Celtrix is a biopharmaceutical company developing novel therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's development focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Ongoing product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. SomatoKine is currently undergoing Phase II clinical feasibility testing for these two indications. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, Yoshitomi Pharmaceutical Industries Ltd. is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

        This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ

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"Celtrix's SomatoKine(R) Demonstrates Effectiveness in Preventing Muscular
Atrophy"

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materially from the statements made, as a result of various factors, including risks associated with the ability of the company to enter into a collaboration with a corporate partner for the development of SomatoKine to treat protein wasting conditions, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

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